Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months and the Nine Months Ended September 30, 2025
New York – October 28, 2025 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty, fashion, photo and video creative industries, today announced its unaudited financial results for the three months ended September 30, 2025 and the nine months ended September 30, 2025.

Financial Results for the Three Months Ended September 30, 2025
Revenue
Total revenue was $18.7 million for the three months ended September 30, 2025, compared to $16.1 million in the same period of 2024, an increase of 15.7%. The increase was primarily due to strong growth momentum in the revenue of mobile app and web services subscriptions.
•AI- and AR- cloud solutions and subscription revenue was $15.7 million for the three months ended September 30, 2025, compared to $13.4 million in the same period of 2024, an increase of 17.2%. The increase was driven by the continued revenue growth of YouCam mobile app and web services subscriptions, the growing popularity among consumers of Generative AI technologies and AI editing features for photos and videos, and the stable demand for the Company’s online virtual product try-on solutions from brand customers.
•Licensing revenue was $2.2 million for the three months ended September 30, 2025, compared to $2.4 million in the same period of 2024, a decrease of 9.5%.
Gross Profit
Gross profit was $14.1 million for the three months ended September 30, 2025, compared with $13.0 million in the same period of 2024, an increase of 9.2%. Gross margin was 75.8% for the three months ended September 30, 2025, down from 80.3% in the same period of 2024. The decrease in gross margin was primarily due to the increase in AppStore and GooglePlay platform processing fees paid to digital distribution partners, such as Google and Apple, driven by the steady growth in our YouCam mobile app subscription revenue. In addition, the increases in AI server computing cost, resulting from the growing demand for premium features powered by generative AI photo and video services, also contributed to the decrease in gross margin.
Total Operating Expenses
Total operating expenses were $13.7 million for the three months ended September 30, 2025, compared with $13.0 million in the same period of 2024, an increase of 4.7%. The increase was primarily due to increases in sales and marketing expenses and research and development expenses, which were partially offset by a decrease in general and administrative expenses in the third quarter of 2025.
•Sales and marketing expenses were $7.9 million for the three months ended September 30, 2025, compared to $7.1 million during the same period of 2024, an increase of 11.6%. This increase was primarily due to an increase in marketing events and advertising expenses related to our mobile apps and web services subscription.
•Research and development expenses were $3.9 million for the three months ended September 30, 2025, compared to $3.2 million during the same period of 2024, an increase of 22.4%. The increase was caused by two main factors: (i) the continued foreign exchange impact caused by the depreciation of the U.S. dollar against New Taiwan dollar elevated personnel costs for our Taiwan-based development team, and (ii) the increase in research and development headcount and related compensation expenses following the acquisition of Wannaby Inc. (“Wannaby”) in the first quarter of 2025.
•General and administrative expenses were $1.7 million for the three months ended September 30, 2025, compared to $2.1 million during the same period of 2024, a decrease of 18.2%. The decrease was primarily due to reduced corporate insurance premium and external professional service fees.

Operating Income/Loss
Total operating income were $0.5 million for the three months ended September 30, 2025, compared with an operating loss of $0.1 million in the same period of 2024, an increase of $0.6 million turning from a loss to an income position. The increase was primarily driven by higher revenue and gross profit, while operating expenses grew only modestly.
Net Income
Net income was $2.1 million for the three months ended September 30, 2025, compared to $2.5 million during the same period of 2024, a decrease of 17.9%. The decrease in net income was primarily due to (i) higher AppStore and GooglePlay platform processing fees, (ii) higher Taiwan personnel costs due to foreign exchange impact by a weaker U.S. dollar, (iii) increases in operating expenses after the acquisition of Wannaby, and (iv) lowered interest income due to decreases in interest rates on the Company’s cash reserve.
Beginning with the third quarter of 2025, we will no longer present adjusted net income (loss), as this metric is no longer utilized by our management to assess or evaluate our operating performance.
Operating Cash Flow
Operating cash flow was $2.8 million in the three months ended September 30, 2025, compared to $4.2 million in the same period of 2024, a decrease of 34.6%.

Financial Results for the Nine Months Ended September 30, 2025
Revenue
Total revenue was $51.0 million for the nine months ended September 30, 2025, compared to $44.3 million in the same period of 2024, an increase of 15.1%.
•AI- and AR- cloud solutions and subscription revenue was $44.7 million for the nine months ended September 30, 2025, compared to $38.7 million in the same period of 2024, an increase of 15.4%. The increase was driven by the continued revenue growth of YouCam mobile apps and web services subscriptions.
•Licensing revenue was $4.8 million for the nine months ended September 30, 2025, compared to $4.7 million in the same period of 2024, an increase of 1.0%.
Gross Profit
Gross profit was $38.9 million for the nine months ended September 30, 2025, compared with $35.2 million in the same period of 2024, an increase of 10.7%. Gross margin was 76.3% for the nine months ended September 30, 2025, slightly down from 79.4% in the same period of 2024.
Total Operating Expenses
Total operating expenses were $40.1 million for the nine months ended September 30, 2025, compared with $37.8 million in the same period of 2024, an increase of 5.9%. The increase was primarily due to increases in research and development and sales and marketing expenses, which were partially offset by a decrease in general and administrative expenses during the period.
•Sales and marketing expenses were $23.1 million for the nine months ended September 30, 2025, compared to $21.3 million during the same period of 2024, an increase of 8.5%.
•Research and development expenses were $11.5 million for the nine months ended September 30, 2025, compared to $9.2 million during the same period of 2024, an increase of 25.0%.
•General and administrative expenses were $5.4 million for the nine months ended September 30, 2025, compared to $6.7 million during the same period of 2024, a decrease of 19.2%.

Operating Loss
Total operating loss were $1.1 million for the nine months ended September 30, 2025, compared with an operating loss of $2.7 million in the same period of 2024, a decrease of 57.7%. The decrease in operating loss was primarily driven by higher revenue and gross profit, while operating expenses grew only modestly.
Net Income
Net income was $4.6 million for the nine months ended September 30, 2025, compared to $3.9 million during the same period of 2024, an increase of 16.7%.
Operating Cash Flow
Operating cash flow was $10.8 million in the nine months ended September 30, 2025, compared to $9.8 million in the same period of 2024, an increase of 10.3%. The Company continues to invest in growth while maintaining a healthy cash flow to support business operations underscoring the Company’s operational health and sustainability.

Capital Resource
As of September 30, 2025, the Company’s cash and cash equivalents remained stable at $127.9 million (or $170.1 million when including 6-month time deposits of $36.3 million and money market funds of $5.9 million, which are classified as current financial assets at amortized cost and current financial assets at fair value through profit or loss under IFRS, respectively), compared to $127.1 million (or $165.9 million when including time deposits and money market funds) as of December 31, 2024.

Key Business Metrics
•The number of active subscribers for the Company's YouCam mobile apps and web services was 946,000 as of September 30, 2025, compared to over 960,000 as of June 30, 2025, a decrease of 1.5%. This slight decline was as a result of the mobile app subscription plan’s average selling price ("ASP") increase initiative introduced in early 2025, which strategically prioritized higher revenue per user and long-term monetization efficiency over short-term volume growth.
•As of September 30, 2025, the Company’s cumulative customer base included 842 brand clients, with over 953,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, shoes, bags, eyewear, watches and jewelry products, compared to 818 brand clients and over 914,000 digital SKUs as of June 30, 2025. The number of Key Customers1 of the Company as of September 30, 2025 was 142 compared to 139 as of June 30, 2025. The increase is mainly from acquisition of new customer in both makeup and skincare categories.

CEO Remarks and Business Outlook for 2025
Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect commented, “Perfect Corp. continues to demonstrate steady revenue growth and resilience across its business segments. Our foundation remains strong, and our outlook for the future is bright, supported by ongoing AI innovation and expanding opportunities across both consumer and enterprise fronts. As we move through the remainder of 2025 and into 2026, our focus remains on driving sustainable growth through AI innovation and strategic diversification.

Since we founded Perfect Corp., we have always continued to reinvest in the growth of our products and new business. At the same time, we are striving to operate more efficiently and effectively with our work force.
1 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

While we have consistently been net income positive, we achieved a milestone in the third quarter of 2025 by reaching operating profit for the first time, compared to operating losses in previous periods. As we align our budget for 2026, we remain focused on continuing to operate with profitability at the forefront.

Our B2C app and web service subscription business continues to show strong momentum, the revenue per user and user engagement continue to rise, validating the value of our premium AI-powered features and confirming the long-term health of our B2C business. We are witnessing a significant increase in user demand for AI-driven image and video generation, reflecting the accelerating shift toward creativity and personalization powered by AI. Building on this trend, we recently introduced new YouCam AI Agents designed to simplify and enhance the user experience.

YouCam AI Agent, a unified, conversational editor now available in YouCam Perfect and YouCam Makeup. By combining beauty styling, skin analysis, fashion try-ons, and pro-grade photo/video enhancement, the agent lets users describe the result they want and delivers fast, precise, studio-quality outputs in seconds. Powered by advanced vision-language AI and Perfect Corp.’s own leading beauty and fashion technologies, YouCam AI Agent sets a new benchmark for intuitive creativity—redefining everyday self-expression, beauty and style through a single, intelligent workflow.

At the core of our success lies the rapid adoption of generative AI in photo and video applications, which continues to be a key driver of both revenue growth and new subscriber acquisition. These technologies empower users to create photorealistic edits, immersive video effects, and personalized digital content that was once only achievable through professional tools—significantly broadening our appeal and deepening user engagement across the YouCam apps and web services ecosystem.

In parallel, our new application programming interface (API) business is gradually contributing to a new revenue stream. This offering allows third-party developers, agencies, and enterprise partners to integrate our proprietary AI, Generative AI, and AR technologies directly into their own ecosystems. We see tremendous potential in this channel to expand our product reach to a broader range of new clients and unlock new monetization opportunities through scalable, API-driven solutions.

Finally, our traditional B2B enterprise business in the beauty and fashion industries continues to navigate a challenging macroeconomic environment marked by cautious client spending and longer decision cycles. Nevertheless, Perfect Corp. remains the clear market leader in virtual try-on and AI beauty/fashion technology, maintaining deep partnerships with top global and luxury brands. As the luxury and beauty markets regain momentum, we believe Perfect Corp. is exceptionally well-positioned to capture the next wave of industry growth, supported by our proven technology leadership and trusted brand relationships.

Driven by steady revenue growth in both YouCam mobile apps and web service subscriptions, along with sustained demand for our enterprise SaaS solutions, the Company reaffirms its full-year 2025 revenue guidance of 13.0% to 14.5% year-over-year growth compared to 2024. This outlook reflects our most recent assessment of market conditions and internal performance trends and may be adjusted should conditions change.”

About Perfect Corp.
Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect's direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect's enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars)

	December 31, 2024	September 30, 2025
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$127,121	$127,882
Current financial assets at fair value through profit or loss	2,746	5,944
Current financial assets at amortized cost	36,000	36,300
Current contract assets	977	1,353
Accounts receivable	7,902	9,612
Other receivables	352	542
Current income tax assets	271	32
Inventories	18	18
Other current assets	2,522	1,956
Total current assets	177,909	183,639
Non-current assets
Property, plant and equipment	554	775
Right-of-use assets	485	713
Intangible assets	32	6,420
Deferred income tax assets	2,047	2,413
Guarantee deposits paid	146	221
Total non-current assets	3,264	10,542
Total assets	$181,173	$194,181

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2024 AND SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars)

	December 31, 2024	September 30, 2025
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$17,218	$23,665
Other payables	11,656	13,753
Other payables – related parties	46	76
Current tax liabilities	649	671
Current provisions	1,899	1,129
Current lease liabilities	402	458
Other current liabilities	341	377
Total current liabilities	32,211	40,129
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,793	294
Deferred income tax liabilities	—	497
Non-current lease liabilities	108	281
Net defined benefit liability, non-current	46	46
Total non-current liabilities	1,947	1,118
Total liabilities	34,158	41,247

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	512,990	514,174
Retained earnings
Accumulated deficit	(375,420)	(370,840)
Other equity interest
Other equity interest	(740)	(585)
Total equity	147,015	152,934
Total liabilities and equity	$181,173	$194,181

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2024	2025	2024	2025
Items	Amount	Amount	Amount	Amount
Revenue	$16,127	$18,659	$44,321	$51,020
Cost of sales and services	(3,171)	(4,512)	(9,142)	(12,092)
Gross profit	12,956	14,147	35,179	38,928
Operating expenses
Sales and marketing expenses	(7,090)	(7,909)	(21,274)	(23,079)
General and administrative expenses	(2,128)	(1,740)	(6,742)	(5,447)
Research and development expenses	(3,213)	(3,932)	(9,223)	(11,527)
Expected credit losses	(602)	(69)	(602)	(2)
Total operating expenses	(13,033)	(13,650)	(37,841)	(40,055)
Operating income (loss)	(77)	497	(2,662)	(1,127)
Non-operating income and expenses
Interest income	1,923	1,546	5,875	4,710
Other income	5	12	19	28
Other gains and losses	422	175	131	1,767
Finance costs	(4)	(5)	(14)	(11)
Total non-operating income and expenses	2,346	1,728	6,011	6,494
Income before income tax	2,269	2,225	3,349	5,367
Income tax benefit (expense)	263	(145)	577	(787)
Net income	$2,532	$2,080	$3,926	$4,580

Other comprehensive income
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	$257	$(56)	$6	$155
Other comprehensive income (loss), net	$257	$(56)	$6	$155
Total comprehensive income	$2,789	$2,024	$3,932	$4,735
Net income, attributable to:
Shareholders of the parent	$2,532	$2,080	$3,926	$4,580
Total comprehensive income attributable to:
Shareholders of the parent	$2,789	$2,024	$3,932	$4,735
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.025	$0.020	$0.039	$0.045
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.025	$0.020	$0.039	$0.045

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2024	2025	2024	2025
Items	Amount	Amount	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	$2,269	$2,225	$3,349	$5,367
Adjustments to reconcile profit (loss)
Depreciation expense	197	218	541	645
Amortization expense	13	36	39	111
Expected credit gains	602	69	602	2
Interest income	(1,923)	(1,546)	(5,875)	(4,710)
Interest expense	4	5	14	11
Net gains on financial assets at fair value through profit or loss	—	(23)	—	(32)
Net gains on financial liabilities at fair value through profit or loss	(61)	(621)	(107)	(1,657)
Share-based payment transactions	744	284	2,181	1,184
Changes in operating assets and liabilities
Accounts receivable	(1,501)	(1,126)	(1,635)	(1,485)
Current contract assets	(462)	(499)	752	(373)
Other receivables	—	22	—	—
Inventories	—	—	12	—
Other current assets	523	257	1,733	619
Current contract liabilities	919	1,976	2,541	6,285
Other payables	1,106	486	1,055	1,979
Other payables – related parties	2	13	5	29
Current provisions	(15)	(278)	(578)	(797)
Other current liabilities	101	72	34	25
Net defined benefit liability, non-current	1	—	2	—
Cash inflow generated from operations	2,519	1,570	4,665	7,203
Interest received	1,875	1,389	5,433	4,570
Interest paid	(4)	(5)	(14)	(11)
Income tax paid	(158)	(186)	(334)	(1,007)
Net cash flows from operating activities	4,232	2,768	9,750	10,755
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	—	232	—	(5,911)
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	—	2,746
Acquisition of financial assets at amortized cost	(11,104)	(11,300)	(55,574)	(47,600)
Proceeds from disposal of financial assets at amortized cost	13,074	11,300	49,874	47,300
Acquisition of subsidiaries, net of cash acquired	—	—	—	(5,981)
Acquisition of property, plant and equipment	(130)	(253)	(389)	(418)
Proceeds from disposal of property, plant and equipment	—	—	—	1
Acquisition of intangible assets	—	—	(6)	—
Increase in guarantee deposits paid	—	—	(8)	(67)
Net cash flows from (used in) investing activities	1,840	(21)	(6,103)	(9,930)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(142)	(116)	(381)	(419)
Net cash flows used in financing activities	(142)	(116)	(381)	(419)
Effects of exchange rates changes on cash and cash equivalents	451	(86)	40	355
Net increase in cash and cash equivalents	6,381	2,545	3,306	761
Cash and cash equivalents at beginning of period	120,796	125,337	123,871	127,121
Cash and cash equivalents at end of period	$127,177	$127,882	$127,177	$127,882

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations